UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MANHATTAN BANCORP

(Exact name of registrant as specified in its charter)

California (State of incorporation or organization)	20-5344927 (I.R.S. Employer Identification No.)

2141 Rosecrans Avenue, Suite 1160 El Segundo, California (Address of principal executive offices)	90245 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒.

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

Manhattan Bancorp, a California corporation (the “Company”) is authorized to issue thirty million (30,000,000) shares of common stock, without par value (the “Common Stock”), and ten million (10,000,000) shares of preferred stock, without par value. As of September 1, 2010 there were 3,987,631 shares of the Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. The shares of Common Stock are (i) not deposit accounts and are subject to investment risk, (ii) not insured or guaranteed by the FDIC or any other government agency, and (iii) not guaranteed by the Company or any of the Company’s subsidiaries.

Common Stock

Voting Rights.  All voting rights are vested in the holders of the Company’s Common Stock. The Company’s shareholders have cumulative voting rights for the election of directors.  This means that a shareholder has the right to vote the number of shares owned by him or her for as many candidates as there are directors to be elected, or to cumulate his or her shares and give one candidate as many votes as the number of directors multiplied by the number of shares owned shall equal, or to distribute them on the same principle among as many candidates as he or she deems appropriate. In any election of directors, the candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, are elected as directors.

Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting (except as described above in connection with the election of directors). The affirmative vote of at least a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively must also constitute at least a majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number is required by the California General Corporation Law or the Articles of Incorporation.

Any action that may be taken at any meeting of the shareholders may be taken without a meeting, without a vote and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Except for the election of a director by written consent to fill a vacancy, directors may be elected by written consent only by the unanimous written consent of all shares entitled to vote for the election of directors. In the case of an election of a director by written consent to fill a vacancy, any such election requires the consent of a majority of the outstanding shares entitled to vote for the election of directors.

Dividends.  As a bank holding company, the Company’s ability to declare dividends will depend primarily upon dividends we receive from the Company’s subsidiaries.  The dividend practice of the Company’s subsidiaries, like the dividend practice of the Company, will depend upon each such subsidiary’s earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by such subsidiary’s Board of Directors at the time.

The ability of Bank of Manhattan, N.A. (the “Bank”), the Company’s wholly-owned national bank subsidiary, to pay cash dividends is also subject to certain legal limitations.  No national bank may, pursuant to 12 U.S.C. 56, pay dividends from its capital; all dividends must be paid out of net profits then on hand, after deducting for expenses including losses and bad debts.  The payment of dividends out of net profits of a national bank is further limited by 12 U.S.C. 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock, or if the surplus fund does not equal the amount of capital stock, until one-tenth of the bank’s net profits of the preceding half-year, in the case of quarterly or semi-annual dividends, or the preceding two consecutive half-year periods, in the case of annual dividends, are transferred to the surplus fund before each dividend is declared.

Pursuant to 12 U.S.C. 60(b), the approval of the Comptroller of the Currency is required, if the total of all dividends declared by a national bank in any calendar year shall exceed the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.  The Comptroller has adopted guidelines, which set forth factors which are to be considered by a national bank in determining the payment of dividends.  A national bank, in assessing the payment of dividends, is to evaluate the bank’s capital position, its maintenance of an adequate allowance for loan and lease losses, and the need to review or develop a comprehensive capital plan, complete with financial projections, budgets and dividend guidelines.  Therefore, the payment of dividends by a national bank is also governed by its ability to maintain minimum required capital levels and an adequate allowance for loan and lease losses.  Additionally, pursuant to 12 U.S.C. 1818(b), the Comptroller may prohibit the payment of any dividend that would constitute an unsafe and unsound banking practice.

The ability of the Company and any non-bank subsidiary to pay dividends may also limited by applicable state law.  For example, the California General Corporation Law prohibits the Company from paying dividends on the Common Stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend the sum of the Company’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense of the two preceding fiscal years was less than the average of its interest expense of the two preceding fiscal years, at least equal to 125% of its current liabilities.

Shareholders are entitled to receive dividends only when and if declared by the Company’s Board of Directors.  The Company presently intends to follow a policy of retaining earnings, if any, for the purpose of increasing its net worth and reserves.  Accordingly, it is anticipated that no cash dividends will be declared in the foreseeable future, and no assurance can be given that the Company’s earnings will permit the payment of dividends of any kind in the future.  The future dividend policy of the Company will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions.

Liquidation. If the Company voluntarily or involuntarily liquidates, dissolves or winds up its business, subject to the terms of any then outstanding series of preferred stock, holders of Common Stock will receive pro rata, according to shares held by them, any of the Company’s remaining assets available for distribution to shareholders after the Company has provided for payment of all debts and other liabilities, including any liquidation preference for then outstanding shares of preferred stock.

Restrictions on Ownership of Common Stock The Bank Holding Company Act of 1956, as amended, or the BHC Act, requires any “bank holding company” (as that term is defined in the BHC Act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of the Company’s outstanding Common Stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of the Company’s outstanding Common Stock under the Change in Bank Control Act. Any holder of 25% or more of the Company’s outstanding Common Stock, other than an individual, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock

Preferred stock may be issued with designations, powers, preferences and rights as the Company’s Board of Directors may from time to time determine.  The Company’s Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control. The Company’s Board of Directors may not offer preferred stock to the organizers of the Company, including its directors, except on the same terms that the preferred stock is offered to all other existing or new shareholders, unless the issuance of the preferred stock is approved by a majority of the Company’s independent directors who do not have an interest in the transaction and who have access, at the expense of the Company, to either the Company’s counsel or independent counsel that the independent directors may chose.

Item 2.  Exhibits.

The following exhibits are filed as part of this registration statement:

3.1           Articles of Incorporation of Manhattan Bancorp, as amended.

3.2           By-laws of Manhattan Bancorp, incorporated by reference to Form SB-2 Registration Statement filed with the Securities and Exchange Commission (“SEC”) on February 5, 2007.

4.1           Specimen Common Stock Certificate, incorporated by reference to Form SB-2 Registration Statement Registration Statement filed with the SEC on February 5, 2007.

10.1         Form of Stock Option Plan, incorporated by reference to Form SB-2 Registration Statement filed with the SEC on February 5, 2007.

10.2         Stock Purchase Agreement dated May 14, 2008 between Manhattan Bancorp and Carpenter Fund Manager GP, LLC incorporated by reference to Form 8-K filed with the SEC on May 16, 2008.

10.3         Manhattan Bancorp 2010 Equity Incentive Plan incorporated by reference to the Current Report on Form 8-K of the Company filed on March 30, 2010.

10.4         Form of Stock Option Agreement pursuant to the Manhattan Bancorp 2010 Equity Incentive Plan incorporated by reference to the Current Report on Form 8-K of the Company filed on June 2, 2010.

10.5         Form of Restricted Stock Agreement pursuant to the Manhattan Bancorp 2010 Equity Incentive Plan incorporated by reference to the Current Report on Form 8-K of the Company filed on June 2, 2010.

21            Subsidiaries of Manhattan Bancorp: Bank of Manhattan, N.A., MBFS Holdings, Inc., a California corporation, and BOM Capital, LLC, a California limited liability company.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 13, 2010	MANHATTAN BANCORP

	By:	/s/ Deepak Kumar
Deepak Kumar
President and Chief Executive Officer